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17016489

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SEC Mail Processing Section

MAR 02 2017

Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUE BELLE INVESTMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 KIRBY DRIVE, SUITE 909

(No. and Street)

HOUSTON	TX	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLENDA WILKINSON 713 / 621-5777

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON, JR., CPA

(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DR., STE 508 WEST	SOUTHFIELD	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, IRIS McWILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUE BELLE INVESTMENT COMPANY, INC., as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



GLENDA L. WILKINSON
My Notary ID # 7666867
Expires September 10, 2020

GLENDA L. WILKINSON
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Blue Belle Investment Co., Inc.
2001 Kirby Drive
Houston, TX, 77019

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Blue Belle Investment Co., Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Blue Belle Investment Co., Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Belle Investment Co., Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Blue Belle Investment Co., Inc. financial statements. Supplemental Information is the responsibility of Blue Belle Investment Co., Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and

performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 24, 2017

BLUE BELLE INVESTMENT COMPANY, INC.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2016

ASSETS

CURRENT ASSETS	
Cash in Bank	$35,639.32
Investments	13,428.82
Accounts Receivable	721.00
Prepaid Expenses	502.06
Total Current Assets	50,291.20
PROPERTY AND EQUIPMENT	
Equipment	3,963.15
Less: Accumulated Depreciation	(3,963.15)
OTHER ASSETS	
Security Deposit	745.88
Total Other Assets	745.88
TOTAL ASSETS	$51,037.08

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$14,793.15
Total Current Liabilities	14,793.15
STOCKHOLDERS' EQUITY	
Capital Stock, no par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	10,000.00
Paid in Excess	33,000.00
Retained Earnings	(6,756.07)
Total Stockholders' Equity	36,243.93
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$51,037.08

The accompanying notes are an integral part of these financial statements.

Blue Belle Investment Co., Inc.
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2016

	12 Months Ended 31-Dec-16
Revenues	
Commissions Earned	$ 8,703.24
Interest Income	0.21
Dividend Income	1,990.56
Gain (loss) on security trading	(237.54)
Total Revenues	10,456.47
Operating Expenses	
Floor brokerage, exchange fees	1,480.00
Communications and data processing	2,099.20
Occupancy	21,655.41
Other Expenses	5,000.00
Total Operating Expenses	30,234.61
Operating Income (Loss)	(19,778.14)
Other Income	
Long Term Capital Gain	15,180.00
Distributed Capital Gain	387.73
Total Other Income	15,567.73
Net Income (Loss)	$ (4,210.41)

The Accompanying notes are an integral part of these financial statements.

Blue Belle Investment Co., Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2016

	2016
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (4,210.41)
Adjustments to reconcile Net (Loss) to Net Cash provided by (used in) operating actifities:	
Depreciation and Amortization	0.00
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Investments	(441.95)
Accounts Receivable	35.00
Prepaid Expenses	(372.06)
Accounts Payable	(60,871.65)
Accrued Liabilities	0.00
Total Adjustments	(61,650.66)
Net Cash Provided by (Used In) Operating Activities	(65,861.07)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from Sale of Fixed Assets	0.00
Deposit into FINRA Required CRD Account	1,350.00
Net Cash Provided by (Used In) Investing Activities	1,350.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Sale of Stock	133,791.00
Treasury Stock	0.00
Additional Paid-In Capital	(36,668.58)
Net Cash Provided by (used in) Financing Activities	97,122.42
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	32,611.35
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,027.97
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 35,639.32

The footnotes are an integral part of the financial statements.

BLUE BELLE INVESTMENT CO., INC.
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2016	0	$0	1,000	$10,000	1,000	$69,669	($2,546)	$77,122
Net Income	0	0	0	0	0	0	(4,210)	(4,210)
Capital Transactions	0	0	0	0	0	(36,669)	0	(36,669)
Prior Period Adjustments	0	0	0	0	0	0	0	0
Balance at December 31, 2016	0	0	1,000	$10,000	1,000	$33,000	($6,756)	$36,244

The footnotes are an integral part of the financial statements.

Blue Belle Investment Co., Inc.
Statement of Changes in Subordinated Liabilities
As of and for the year ended December 31, 2016

Balance of such claims at January 1, 2016	$0
Additions	0
Reductions	0
Balance of such claims at December 31, 2016	$0

The accompanying notes are an integral part of these financial statements

BLUE BELLE INVESTMENT CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Blue Belle Investment Co., Inc. (the Company) was incorporated in the State of Texas effective May 12, 1986. The Company has adopted a calendar year.

Description of Business

The Company, located in Houston, TX is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k) (1) (ii), which provides an exception because of limited business.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Depreciation

Depreciation is calculated using the straight-line method.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of Comprehensive Income to report.

Concentrations

The company concentration is services, which is the sale of mutual funds.

Income Taxes

Effective August 11, 1986, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 24, 2017, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

BLUE BELLE INVESTMENT CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE 3 – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c3-3(k)(1) by promptly transmitting all customer funds to the mutual funds.

NOTE D – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements.

	Estimated Useful Life	
Automobile	5 years	$ 0
Furniture and equipment	3 – 7 years	3,963
		3,963
Less – accumulated depreciation		(3,963)
Total		$ 0

Depreciation expense was $0.00 for the year ending December 31, 2016.

NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5 (e) (4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5 (e)(4) because it is reporting less than $500,000 in gross revenue.

BLUE BELLE INVESTMENT CO., I NC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE F – COMMITMENTS AND CONTIGENCIES

Blue Belle Investment Company does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE G – RENT

The amount was paid on lease agreement; the total expensed for the year was $5,079.96.

NOTE H – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

	Level 1	Level 2	Level 3	Total
Money Market	$ 0	$ 0	$ 0	$ 0
Securities Owned	13,228.82	0	0	13,228.82
Coins Owned	0	0	0	0
Total	$ 13,228.82	$ 0	$ 0	$ 13,228.82

BLUE BELLE INVESTMENT CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Fair values of assets measured on a recurring basis at December 31, 2016 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2016		
Marketable Securities	$ 13,228.82	$ 13,228.82
Total	$ 13,228.82	$ 13,228.82

Fair Values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these and sold investments was dividends of $1,990.56.

The carrying amounts reflected in the balance sheet for cash, money market funds and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2016		
Money Market Funds	$ 13,228.82	$ 13,228.82
Total	$ 13,228.82	$ 13,228.82

BLUE BELLE INVESTMENT CO., INC.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Computation of Net Capital

Stockholder's Equity					$	36,244
Non-Allowabel Assets						
Accounts Receivable	$	721				
Prepaids		502				
FINRA CRD Deposit		446				
Blue Belle Charter		300				
Total Non-Allowable Assets			$	1,969		
Haircuts on Securities Positions						
Securities Haircuts	$	1,984				
Undue Concentration Charge		1,471				
Total Haircuts on Securities Positions			$	3,455		(5,424)
Net Allowble Capital					$	30,820

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	5,000
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer		5,000
Net Capital Requirement		5,000
Excess Net Capital	$	25,820

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	14,793
Percentage of Aggregate Indebtedness to Net Capital		48.00%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2016	$	30,820
Adjustments		
Increase (Decrease) in Equity		0
(Increase) Decrease in Non-Allowable Assets		0
(Increase) Decrease in Securities Haircuts		0
Net Capital per Audit	$	30,820
Reconciled Difference	$	-

BLUE BELLE INVESTMENT CO., INC.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $30,820 which was $25,820 in excess of its required net capital of $5,000. The Company's net capital ratio was 48.00%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); all customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Blue Belle Investment Company, Inc.
2001 Kirby Drive, Suite 909
Houston, Texas 77019 - 6033

Member of F.I.N.R.A. since 1986

February 24, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Dear Mr. Richardson,

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2), Blue Belle Investment Co., Inc. has complied with Exemption Rule 15c3-3(k)(1), for the period of January 1, 2016 through December 31, 2016. Blue Belle Investment Co., Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered mutual funds). Blue Belle Investment Co, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, May 12, 1986.

I, as president of Blue Belle Investment Co., Inc. have made available to you all records and information including all communications from regulatory agencies received through the date of this review, December 31, 2016.

I have been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Blue Belle Investment Co., Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (713) 621-5777.

Very truly yours,

BLUE BELLE INVESTMENT CO., INC.



President

713 / 621-5777 (T) | 713 / 626-9616 (F)
EMAIL: OFFICE@BLUEBELLEINVESTMENTS.COM

Blue Belle Investment Company, Inc.
2001 Kirby Drive, Suite 909
Houston, Texas 77019

Member of F.I.N.R.A. since 1986

February 24, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Blue Belle Investment Co., Inc. has complied with Exemption Rule 15c3-3 (k) (1), for the period of January 1, 2016 through December 31, 2016. Blue Belle Investment Co., Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (mutual funds only, directly with the mutual fund). Blue Belle Investment Co., Inc.'s past business has been of similar nature and has complied to this exemption since its inception, May 12, 1986.

Iris McWilliams, the president of Blue Belle Investment Co., Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Iris McWilliams has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Blue Belle Investment Co., Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (713) 621-5777.

Very truly yours,

Blue Belle Investment Co., Inc.



Iris McWilliams
President

713 / 621-5777 (T) : 713 / 626-9616 (F)
EMAIL: OFFICE@BLUEBELLEINVESTMENTS.COM

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 24, 2017

Board of Directors
Blue Belle Investment Co., Inc.
2001 Kirby Drive
Suite 909
Houston, TX 77019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Blue Belle Investment Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Blue Belle Investment Co., Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Blue Belle Investment Co., Inc. stated that Blue Belle Investment Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Blue Belle Investment Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Blue Belle Investment Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr.. CPA
15565 Northland Drive
Suite 508 West
Southfield. MI 48075

To the Members of
Blue Belle Investments Co., Inc.
2001 Kirby Drive
Suite 909
Houston, TX 77019

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by Blue Belle Investments Co., Inc. . and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Blue Belle Investments Co., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Blue Belle Investments Co., Inc. 's management is responsible for Blue Belle Investments Co., Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Blue Belle Investments Co., Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 24, 2017

SEC
Mail Processing
Section
MAR 02 2017
Washington DC
416

Blue Belle Investment Co., Inc.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

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